

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile

February 28, 2011

Joel S. Kress
Executive Vice President – Business and Legal Affairs
ICON Capital Corp.
100 Fifth Avenue, Fourth Floor
New York, New York 10011

> **Re:** **ICON ECI Fund Fifteen, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 14, 2011**
> **File No. 333-169794**

Dear Mr. Kress:

We have reviewed your registration statement and have the following comments.

<u>General</u>

1. In light of the change in your investment objectives and strategy, which appears to prioritize investment in private companies via "debt and debt-like financings that are collateralized by Capital Assets," please provide us with a legal analysis that sets forth your views as to the applicability of the Investment Company Act of 1940 to your proposed business. Also advise us as to the applicability of the Investment Advisers Act of 1940 to the Investment Manager.

2. Please define and explain your use of the term "direct financing fund."

3. Please provide a clearer description of the process involved with investing in the debt and debt-like financings of privately held companies.

<u>Exhibit 5.1</u>

4. Please revise to include counsel's opinion that the securities are fully paid.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Deborah Froling, Esq. (*Via Facsimile 202/857-6395*)
        Arent Fox LLP
        1050 Connecticut Avenue, N.W.
        Washington, D.C. 20036